Dafoe Corp.

1802 N. Carson Street, Suite 108-3599

Carson City, NV 89701

March 20, 2009

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Request for acceleration of the effective date of the Registration Statement on Form S-1 of Dafoe Corp.

Filed December 31, 2008 (as amended March 10, 2009)

File No. 333-156521

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Dafoe Corp. be declared effective on Wednesday, March 25, 2009 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Dafoe Corp. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at (775)-721-0542 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

By /s/ Kyle Beddome

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Kyle Beddome

Chief Executive Officer